Exhibit 5

November 6, 2014

Mr. George Steinmetz, Chairman
Board of Directors
Malvern Bancorp, Inc.
42 East Lancaster Avenue
Paoli, PA 19301

Dear Mr. Steinmetz:

On Monday I had the opportunity to meet with Mr. Weagley, the new CEO of Malvern Bancorp (the Company) and Malvern Federal (the Bank).  I was disappointed that you were unable to make it to the meeting due to a scheduling error.  I assume Mr. Weagley will report to you and the board on the discussions he and I had, however, I want to supplement that by providing you and the board with this letter.

First, the recent hiring of Mr. Weagley is a very positive development for Malvern.  While I had never met him prior to Monday, I have followed the tremendous results he achieved at Center Bancorp in New Jersey.  He is an accomplished CEO with the right skill set, attitude and experience to potentially transform Malvern from an underperforming thrift into a profitable community bank.  We support his hiring and are willing to give him and the company a fair chance to perform.  As you know, that is a change from our previous position, in which we advocated for a sale of Malvern, as soon as possible.  Our change in opinion is based entirely on Mr. Weagley’s hiring and the vision he presented to me on Monday.

Our support, however, is not unqualified, nor is our time line unlimited.  The Company, the board and the prior management team have made too many mistakes and misjudgments to get a free pass.  Malvern’s regulators certainly won’t give the Company or the Bank a free pass, either.

Here are some of the more important things we recommend, of which some but not all were discussed with Mr. Weagley on Monday.  We also understand that some of these steps are already underway:

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A top to bottom review of management and key employees needs to be completed, with changes made as needed.  A culture of meritocracy, not seniority, should prevail.  Malvern likely has some talented young bankers who should be promoted and some poorly performing senior and/or long tenured officers and employees who should be fired or resign.

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We have particular concerns over the quality of the financial accounting and credit review functions, given the history of credit surprises, as outlined in our letter dated May 14, 2014.  Changes likely need to be made in those areas.

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Many of the current board members were in place as the Bank struggled in 2008-2010.  The Bank ultimately became subject to an October 2010 supervisory agreement with the OTS.   Other members joined the board in the years since 2010.  Four years later, the Bank still remains subject to heightened regulatory scrutiny, as most recently defined in the formal written agreement entered into with the OCC in October 2014.  The most recent OCC agreement repeats many of the same issues noted in the October 2010 supervisory agreement, which raises the question of what the board has been doing for the past four years and whether the current board understands the severity of the situation, the responsibilities they have or the personal risks they have exposed themselves to.

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The board should do a critical self-assessment, and only those board members with the skill set to properly oversee the Company and the Bank, and/or the willingness and ability to actively engage in business development, should remain.  Additional high quality board members should be recruited as needed, particularly in geographic or market areas ripe for growth/expansion.

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The board should adopt a stock ownership policy for directors and officers.  We note that you are the only director who has invested at least one hundred thousand dollars or more in Malvern’s stock since the initial offering in 2008.  We recommend that the minimum stock ownership for directors should be $100,000 or more (based upon direct out of pocket costs, not market value; stock options and grants should not be included).  A policy should also be developed for officers, using a formula comparing stock ownership to a percentage of compensation.

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The Company’s corporate governance structure and documents (e.g. bylaws) should be examined to ensure they are supportive of shareholders’ rights.  PL Capital outlined several corporate governance concerns in a letter dated October 17, 2012, none of which have been addressed to our knowledge.

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The Bank’s asset/liability mix appears to be excessively liability sensitive.  The OCC’s formal written agreement made clear that interest rate risk is a significant regulatory concern.  We suggest implementation of a modestly liability sensitive position.  Converting from the current strongly liability sensitive position to a moderately liability sensitive position will be complicated by the current low interest rates.  The assistance of qualified asset/liability consultants is recommended.

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One of the initial strategies should be to cut costs where possible and restructure the Bank and Company to make each more efficient and productive.  After restructuring, organic growth in loans, deposits and earnings should be pursued, because Malvern cannot shrink and cost cut its way to prosperity.

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We understand that growth may entail downstreaming capital from the holding company to the Bank.  We are okay with downstreaming that existing capital as the Company cannot do stock buybacks or pay dividends under its regulatory agreement anyway.  We would be opposed to any additional capital raising unless it was due to a regulatory mandate.

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We support the hiring of qualified and productive loan and relationship officers as a way to organically grow the Bank.  We would oppose any attempt to grow the bank through M&A.  Malvern is in no position to be an acquirer of other banks.

●	Adding high cost brick and mortar branches is also not advisable. Mr. Weagley’s vision of loan production offices and micro-branches makes sense, for both in-market and contiguous market expansions.

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Once the initial restructuring phase is completed, the Company should provide shareholders with realistic short and long-term financial and operating projections (e.g. assets, deposits, loans, ROA, ROE, NIM, efficiency ratio, capital, NPAs, etc.).

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The board and management should periodically compare the Company’s actual performance over time versus the projections provided publicly to shareholders. We suggest this be done at least quarterly. The public disclosures should be modified on a timely basis, as needed.

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With the assistance of qualified, independent financial advisors, the board and management should also periodically examine whether shareholder value is being created by continuing to remain independent, versus a sale or merger of equals.  The burden of proof is on Malvern to show that remaining independent is a superior strategic alternative to a sale in the short or long term.  We are supportive of the Company’s strategy as long as there is demonstrable and measurable progress being made in reasonable time frames.

Please ensure that all members of the Board receive this letter.  PL Capital will file this letter as an exhibit in our next Schedule 13D amendment, as required by SEC regulations.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal